UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

IMPERIAL HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
 (Title of Class Securities)

452834104
(CUSIP Number)

Hank Brier
General Counsel
Indaba Capital Management, L.P.
One Letterman Drive, Building D, Suite DM700
San Francisco, California 94129
(415) 680-1180
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 10, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 452834104	SCHEDULE 13D	Page 2 of 12 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Indaba Capital Management, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,135,935(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,135,935(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,135,935(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.96% (1)(2)
14.	TYPE OF REPORTING PERSON (see instructions) IA

(1) See Items 5 and 6.
(2) Calculation of the foregoing percentage is based on 21,402,990 shares of Common Stock, par value $0.01 per share, of Imperial Holdings, Inc. (the "Issuer") outstanding as of November 3, 2014 based on information provided by the Issuer in its Form 10-Q filed on November 10, 2014.

CUSIP No. 452834104	SCHEDULE 13D	Page 3 of 12 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Indaba Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,135,935(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,135,935(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,135,935(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.96% (1)(2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1) See Items 5 and 6.
(2) Calculation of the foregoing percentage is based on 21,402,990 shares of Common Stock, par value $0.01 per share, of the Issuer outstanding as of November 3, 2014 based on information provided by the Issuer in its Form 10-Q filed on November 10, 2014.

CUSIP No. 452834104	SCHEDULE 13D	Page 4 of 12 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) IC GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,135,935(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,135,935(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,135,935(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.96% (1)(2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1) See Items 5 and 6.
(2) Calculation of the foregoing percentage is based on 21,402,990 shares of Common Stock, par value $0.01 per share, of the Issuer outstanding as of November 3, 2014  based on information provided by the Issuer in its Form 10-Q filed on November 10, 2014.

CUSIP No. 452834104	SCHEDULE 13D	Page 5 of 12 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Indaba Capital Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,135,935(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,135,935(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,135,935(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.96% (1)(2)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1) See Items 5 and 6.
(2) Calculation of the foregoing percentage is based on 21,402,990 shares of Common Stock, par value $0.01 per share, of the Issuer outstanding as of November 3, 2014 based on information provided by the Issuer in its Form 10-Q filed on November 10, 2014.

CUSIP No. 452834104	SCHEDULE 13D	Page 6 of 12 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Derek C. Schrier
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,359
	8.	SHARED VOTING POWER 2,135,935(1)
	9.	SOLE DISPOSITIVE POWER 6,359
	10.	SHARED DISPOSITIVE POWER 2,135,935(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,142,294(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99% (1)(2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) See Items 5 and 6.
(2) Calculation of the foregoing percentage is based on 21,402,990 shares of Common Stock, par value $0.01 per share, of the Issuer outstanding as of November 3, 2014 based on information provided by the Issuer in its Form 10-Q filed on November 10, 2014.

CUSIP No. 452834104	SCHEDULE 13D	Page 7 of 12 pages

The Reporting Persons (as defined in Item 2) previously filed a Schedule 13G with the Securities and Exchange Commission (the “SEC”) on October 26, 2012 (as amended by Amendment No. 1 filed on February 8, 2013, Amendment No. 2 filed on February 14, 2013 and Amendment No. 3 filed on February 14, 2014) with respect to the Common Stock (as defined in Item 1) of the Issuer (as defined in Item 1) pursuant to Rule 13d-1(d) of the Act.  The Fund (as defined in Item 2) entered into a Note Purchase Agreement, which includes the right to designate a member of the Board of Directors of the Issuer (as defined below), described in Item 4 below on November 10, 2014 and, thus, the Reporting Persons are filing this Schedule 13D in connection therewith.

Item 1.   Security and Issuer.

This Schedule 13D relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Imperial Holdings, Inc., a Florida corporation (the “Issuer”).

The principal executive offices of the Issuer are located at 5355 Town Center Road – Suite 701, Boca Raton, Florida 33486, USA.

Item 2.   Identity and Background.

(a) This Schedule 13D is being filed jointly on behalf of (i) Indaba Capital Management, L.P., a Delaware limited partnership (the “Investment Manager”), (ii) Indaba Partners, LLC, a Delaware limited liability company (the “General Partner”), (iii) IC GP, LLC, a Delaware limited liability company (“IC GP”), (iv) Indaba Capital Fund, L.P., a Cayman Islands exempted limited partnership (the “Fund”) and (v) Derek C. Schrier, a United States citizen and the Managing Member of IC GP and the Senior Managing Member of the General Partner (the "Senior Managing Member" and, collectively with the Investment Manager, the General Partner, IC GP and the Fund, the "Reporting Persons").  In addition to the Senior Managing Member who also holds the title of Managing Partner and Chief Investment Officer of the Investment Manager and the General Partner, the executive officers of the Investment Manager and the General Partner are (1) Thomas E. McConnon, Partner; (2) Joshua E. Prime, Partner; (3) Anthony Hassan, Partner, Chief Operating Officer and Chief Financial Officer; and (4) Hank Brier, Partner, General Counsel and Chief Compliance Officer.  Additionally, Mr. Hassan, Chief Operating Officer and Chief Financial Officer, and Mr. Brier, General Counsel, are the executive officers of IC GP.  Messrs. McConnon, Prime, Hassan and Brier are collectively referred to herein as the “Executive Officers”.

(b) The business address of each of the Investment Manager, the General Partner, IC GP, the Senior Managing Member and the Executive Officers is One Letterman Drive, Building D, Suite DM700, San Francisco, California 94129, USA.  The registered office address of the Fund is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands.

(c) The principal business of the Fund is to make investments.  The principal business of the Investment Manager, the General Partner, IC GP and the Senior Managing Member is to provide investment management services on behalf of certain clients, including the Fund.  The Investment Manager is the investment manager of the Fund and the General Partner is the general partner of the Fund, and each may exercise the shared voting and dispositive authority over the Common Stock beneficially owned by the Fund.  IC GP is the general partner of the Investment Manager and has sole authority to manage and control the Investment Manager.  The Senior Managing Member has sole authority to manage and control both IC GP and the General Partner.  The principal occupation of the Senior Managing Member, Thomas E. McConnon and Joshua E. Prime is to provide investment management services to the Investment Manager and its affiliates.  The principal occupation of Mr. Hassan is Chief Financial Officer and Chief Operating Officer of the Investment Manager and its affiliates.  The principal occupation of Mr. Brier is General Counsel and Chief Compliance Officer of the Investment Manager and its affiliates.

(d) None of the Reporting Persons or the Executive Officers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

On September 16, 2014, the Investment Manager entered into a settled administrative proceeding with the SEC relating to one alleged violation of Rule 105 of Regulation M under the Securities Exchange Act of 1934 (“Rule 105”). Rule 105 generally prohibits purchasing an equity security from an underwriter, broker, or dealer participating in a public offering if the purchaser sold short the security that is the subject of the offering during a restricted period (usually defined as five business days before the pricing of the offering), absent an exception. Rule 105 applies irrespective of any intent to violate the Rule. The Investment Manager cooperated with the SEC at all times. The SEC order notes that, in determining to accept the Investment Manager’s settlement order, the SEC considered “remedial acts promptly undertaken” by the Investment Manager and its “cooperation afforded to Commission staff.” Pursuant to the settlement, the Investment Manager paid $194,797 in disgorgement of imputed profits earned by the Fund, $11,990.79 in prejudgment interest and a civil penalty of $97,398.59. The foregoing amounts have been borne in full by the Investment Manager and not by its clients or their investors. The settlement also requires the Investment Manager to cease and desist from committing or causing any future violations of Rule 105. The Investment Manager has policies and procedures in place that it believes are reasonably designed to ensure compliance with Rule 105, and the Investment Manager has taken a number of steps to ensure compliance with such policies and procedures, including additional training to educate its employees further on the nuances of Rule 105.

Except with respect to the matter described above, none of the Reporting Person or the Executive Officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 452834104	SCHEDULE 13D	Page 8 of 12 pages

(e) The Investment Manager is a Delaware limited partnership, each of IC GP and the General Partner is a Delaware limited liability company and the Fund is a Cayman Islands exempted limited partnership.  Each of the Senior Managing Member and the Executive Officers (except for Mr. McConnon) are United States citizens.  Mr. McConnon is a Canadian citizen.

Item 3.   Source or Amount of Funds or Other Consideration.

The responses to Items 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.

The shares of Common Stock (including the 8.50% Notes (as defined below) able to be converted into shares of Common Stock) held by the Fund were purchased with the working capital of the Fund.  The aggregate purchase price paid for the shares of Common Stock (including the Convertible Notes able to be converted into shares of Common Stock) was approximately $9,680,116, including broker commissions.

Item 4.   Purpose of Transaction.

The responses to Items 3, 5 and 6 of this Schedule 13D are incorporated herein by reference.

The shares of Common Stock of the Issuer to which this Schedule 13D relates were acquired for investment purposes in the ordinary course of business.

On November 10, 2014, the Issuer entered into a Note Purchase Agreement with the Fund with respect to a private placement of $25,000,000 aggregate principal amount of senior secured notes (the “Secured Notes”).  The Secured Notes will initially bear interest at a rate of 12.875% per annum payable in cash.  Unless previously redeemed or repurchased by the Issuer, the Senior Notes will mature on November 10, 2017, although the Issuer may elect to extend the maturity date by an additional twelve (12) months (the “Extended Term”) and, if elected, interest on the Secured Notes will accrue at 14.5% per annum during the Extended Term.  On or before November 10, 2015, the Issuer may issue and the Fund will be obligated to purchase, up to an additional $75,000,000 in aggregate principal amount of Secured Notes in three $25,000,000 increments provided that certain performance conditions are met (in addition to usual and customary conditions precedent).

Pursuant to the terms of the Note Purchase Agreement, for as long as the Purchaser is both the holder of at least $25,000,000 in aggregate principal amount or market value of outstanding indebtedness of the Issuer and maintains a voting percentage equal to or greater than 5% of the Issuer’s total shares of Common Stock outstanding and no Purchase Failure Event (as defined in the Note Purchase Agreement) occurs (collectively, the “Investment Threshold”), the Fund shall, subject to applicable law, have the right to designate one (1) member to the Issuer’s Board of Directors (the “Purchaser Director”); provided that such designee meets the criteria that are reasonably acceptable to the corporate governance and nominating committee (or equivalent committee or the full board, as applicable) of the Issuer’s Board of Directors.  The Issuer shall have the right to block the Purchase Director designated by the Fund if such designation would contravene applicable law, regulation, its bylaws or corporate governance guidelines as then in effect or if such designee holds, or is nominated to hold, a management position or board seat at a company that the Board of Directors of the Issuer reasonably determines directly competes with the Issuer.  In addition, the rights of the Fund to designate (and maintain the right to designate) the Purchaser Director shall at all times be subject to applicable rules and published guidance of The New York Stock Exchange.

A copy of the Note Purchase Agreement is attached hereto as Exhibit 2, and is incorporated herein by reference, and the preceding summary of the Note Purchase Agreement is qualified in its entirety by reference thereto. This Schedule 13D does not purport to amend, qualify or in any way modify such agreement.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, exercising the right to designate one member of the Board of Directors of the Issuer described above, engaging in discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning matters with respect to the Reporting Persons’ investment in the Issuer, (i) acquiring additional shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the Common Stock or the Issuer (collectively, "Securities") of the Issuer in the open market or otherwise, (ii) disposing of some or all of their Securities in the open market or otherwise, (iii) engaging in hedging or similar transactions with respect to the Securities, or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 452834104	SCHEDULE 13D	Page 9 of 12 pages

Item 5.   Interest in Securities of the Issuer.

(a) The following disclosure assumes that there are 21,402,990 shares of Common Stock, par value $0.01 per share, of the Issuer outstanding as of November 3, 2014 based on information provided by the Issuer in its Form 10-Q filed on November 10, 2014.  Pursuant to Rule 13d-3 of the rules and regulations promulgated by the Commission pursuant to the Exchange Act:  (i) the Fund may be deemed to beneficially own the 2,135,935 shares of Common Stock that it holds, representing approximately 9.96% of the Common Stock outstanding; (ii) in its capacity as the sole investment manager of the Fund, the Investment Manager may be deemed to beneficially own 2,135,935 shares of Common Stock, representing approximately 9.96% of the Common Stock outstanding; (iii) in its capacity as the sole general partner of the Fund, the General Partner may be deemed to beneficially own 2,135,935 shares of Common Stock, representing approximately 9.96% of the Common Stock outstanding; (iv) in its capacity as the sole general partner of the Investment Manager, IC GP may be deemed to beneficially own 2,135,935 shares of Common Stock, representing approximately 9.96% of the Common Stock outstanding; and (v) in his capacity as the sole Managing Member of IC GP and the sole Senior Managing Member of the General Partner, the Senior Managing Member may be deemed to beneficially own 2,135,935 shares of Common Stock held by the Fund and 6,359 shares of Common Stock he holds, representing approximately 9.99% of the Common Stock outstanding.  In the immediately preceding sentence, the 2,135,935 shares of Common Stock beneficially owned by each of the Reporting Persons consists of (I) 2,100,876 shares of Common Stock and (II) 35,059 shares of Common Stock issuable upon conversion of the 8.50% Notes (as defined below) up to the Beneficial Ownership Limitation (as defined below).  Without giving effect to the Beneficial Ownership Limitation, the Reporting Persons would be entitled to receive an additional 4,632,101 shares of Common Stock issuable upon the conversion of the 8.50% Notes.

Each of the of the Executive Officers and other partners and members of the Investment Manager and the General Partner other than the Senior Managing Member disclaims beneficial ownership of the shares of Common Stock that any of the Investment Manager, IC GP or the General Partner may be deemed to beneficially own.  The Reporting Persons specifically disclaim beneficial ownership in the shares of Common Stock reported herein except to the extent of their pecuniary interest therein. The Reporting Persons disclaim beneficial ownership of the shares of Common Stock issuable upon conversion of the 8.50% Notes to the extent that they are not convertible by the Reporting Persons as a result of the Beneficial Ownership Limitation.

(b) Each of the Reporting Persons may be deemed to exercise the shared voting and dispositive authority over 2,135,935 shares of Common Stock beneficially owned by the Fund.  The Senior Managing Member has sole voting and dispositive authority over an additional 6,359 shares of Common Stock he holds.

The Reporting Persons specifically disclaim beneficial ownership in the shares of Common Stock reported herein except to the extent of their pecuniary interest therein.

(c) The Reporting Persons have not entered into any transactions in the Common Stock within the last sixty days

(d) Except as otherwise described in Item 2 and this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons as described in this Item 5.

(e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

               The Fund owns $31,550,000 in aggregate principal amount of the Issuer’s 8.50% Senior Unsecured Convertible Notes due 2019 (the “8.50% Notes”).  The 8.50% Notes are subject to a conversion limitation imposed by Florida State law that precludes the holder thereof from converting the 8.50% Notes to the extent that the holder would, after such exercise, beneficially own in excess of 9.99% of the shares of Common Stock outstanding (the “Beneficial Ownership Limitation”).  Because one of the Issuer’s subsidiaries is licensed as a viatical settlement provider and regulated by the Florida Office of Insurance Regulation, such subsidiary is subject to regulation as a specialty insurer under certain provisions of the Florida Insurance Code.  Under Florida State law, no person is permitted to acquire, directly or indirectly, 10% or more of the voting securities of a viatical settlement provider or its controlling company without the written approval of the Florida Office of Insurance Regulation.  The Florida Office of Insurance Regulation may disapprove the acquisition of 10% or more of the Issuer’s voting securities by any person who does not apply for and obtain regulatory approval.  If the Florida Office of Insurance Regulation determines that any person has acquired 10% or more of the Issuer’s voting securities without obtaining the appropriate regulatory approval, the Florida Office of Insurance Regulation may order that such person cease the acquisition and divest itself of any shares of Common Stock acquired in violation of Florida State law.

Except for the arrangements described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings and relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 452834104	SCHEDULE 13D	Page 10 of 12 pages

Item 7.   Material to Be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement by and among the Reporting Persons.

Exhibit 2:	Note Purchase Agreement, dated as of November 10, 2014, by and among Imperial Holdings, Inc., the direct subsidiaries of Imperial Holdings, Inc. named on the signature pages thereto, and Indaba Capital Fund, L.P. (filed as Exhibit 10.1 to the Form 10-Q filed by Imperial Holdings, Inc. on November 10, 2014 and incorporated herein by reference).

CUSIP No. 452834104	SCHEDULE 13D	Page 11 of 12 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 20, 2014

INDABA CAPITAL MANAGEMENT, L.P.

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

INDABA PARTNERS, LLC

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

IC GP, LLC

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

INDABA CAPITAL FUND, L.P.

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

/s/ Derek C. Schrier
DEREK C. SCHRIER

CUSIP No. 452834104	SCHEDULE 13D	Page 12 of 12

Exhibit 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13D-1(k)1

The undersigned acknowledge and agree that the foregoing Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date:  November 20, 2014

INDABA CAPITAL MANAGEMENT, L.P.

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

INDABA PARTNERS, LLC

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

IC GP, LLC

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

INDABA CAPITAL FUND, L.P.

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

/s/ Derek C. Schrier
DEREK C. SCHRIER